EXHIBIT 99.6

NorthMill LLC

and Subsidiaries

Consolidated Financial Report

October 20, 2017 (Date of Acquisition) to December 31, 2017

NorthMill LLC and Subsidiaries

RSM US LLP

Independent Auditor’s Report

To the Audit Committee

NorthMill LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of NorthMill LLC and its Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statements of income, members’ equity and cash flows for the period October 20, 2017 to December 31, 2017, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthMill LLC and its subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania

February 19, 2018

NorthMill LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2017

Assets
Cash	$5,128,517
Finance receivables:
Loans receivable	111,851,853
Less: unearned fee income	33,083

111,818,770
Accounts receivable	39,752,634
Less: allowance for uncollectible finance receivables	100,000

Finance receivables, net	151,471,404
Goodwill	18,228,018
Accrued interest receivable	1,021,225
Other assets	420,879
Furniture and equipment, net	84,424

Total assets	$176,354,467

Liabilities and Members’ Equity
Liabilities:
Note payable, net of issuance costs	$116,046,137
Due to factoring clients	8,199,256
Accounts payable and accrued expenses	737,474

Total liabilities	124,982,867
Commitments (Note 7)
Members’ equity	51,371,600

Total liabilities and members’ equity	$176,354,467

See notes to consolidated financial statements.

NorthMill LLC and Subsidiaries

Consolidated Statement of Income

October 20, 2017 through December 31, 2017

Interest and finance charges	$3,096,689
Less: interest expense	836,319

Net interest income	2,260,370
Service fees and other finance charges	580,786

2,841,156
Provision for uncollectible finance receivables	100,000

Net interest income after provision for uncollectible finance receivables	2,741,156

Expenses:
Personnel	1,214,160
Acquisition expenses	804,438
General and administrative	293,524
Legal and professional fees	57,434

2,369,556

Net income	$371,600

See notes to consolidated financial statements.

NorthMill LLC and Subsidiaries

Consolidated Statement of Members’ Equity

October 20, 2017 through December 31, 2017

Balance, October 20, 2017	$—
Net income	371,600
Purchase of equity units in connection with acquisition	$51,000,000

Balance, December 31, 2017	$51,371,600

See notes to consolidated financial statements.

NorthMill LLC and Subsidiaries

Consolidated Statement of Cash Flows

October 20, 2017 through December 31, 2017

Cash flows from operating activities:
Net income	$371,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56,347
Amortization of deferred financing costs	82,479
Provision for uncollectible finance receivables	100,000
Changes in assets and liabilities:
Increase in:
Accrued interest receivable	(464,129)
Other assets	(125,277)
Increase (decrease) in:
Unearned fee income	(49,396)
Accounts payable and accrued expenses	(187,933)
Due to factoring clients	798,266

Net cash provided by operating activities	581,957

Cash flows from investing activities:
Increase in finance receivables, net	(22,191,947)
Acquisition of a business, net of cash acquired	(47,447,956)
Purchases of furniture and equipment	(27,527)

Net cash used in investing activities	(69,667,430)

Cash flows from financing activities:
Net proceeds from note payable	23,773,173
Purchase of equity units in connection with acquisition	51,000,000
Payment of debt issuance costs	(559,183)

Net cash provided by financing activities	74,213,990

Net increase in cash	5,128,517
Cash:
Beginning	—

Ending	$5,128,517

Supplemental disclosure of cash flow information:
Cash paid for interest	$433,179

See notes to consolidated financial statements.

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of the Business

The operations of NorthMill LLC and Subsidiaries (collectively, the Company) consist primarily of those financial activities common to the commercial asset-based finance industry.

NorthMill LLC (“NM”) was formed on September 25, 2017 in connection with the acquisition of North Mill Capital LLC (“NMC”) by Solar Senior Capital Ltd. (“Solar”).

NMC was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010.

On September 13, 2017, Colford Capital Holding LLC (“Colford”), NMC’s sole member, entered into an Equity Purchase Agreement with Solar, whereby Colford agreed to sell, and Solar agreed to purchase the outstanding equity securities of NMC. The acquisition, as described in Note 2, closed on October 20, 2017 (Acquisition Date). Coinciding with the acquisition, the Limited Liability Agreement of NMC was amended and restated.

NMC is a specialty finance company engaged in providing asset-based commercial financing to small and medium-sized businesses. The Company’s core business is providing and servicing loans ranging from $200,000 to $11,000,000 secured by accounts receivable, inventory, and equipment. Borrowers are located throughout the United States.

PrinSource Capital Companies, LLC, a wholly owned subsidiary of NMC, and their wholly-owned subsidiary Partner Plus, LLC (collectively, “PrinSource”), was acquired by NMC on December 30, 2011. PrinSource provides financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Note 2: Acquisition

Solar’s cash consideration to effect the acquisition, including acquisition related expenses and other general corporate purchases, totaled $51,000,000. Through Solar’s investment in NM, Solar gained 100% ownership of NMC and the proceeds from the acquisition were also used to pay-off all of the Company’s outstanding subordinated notes to the prior owners. The acquisition was accounted for as a purchase transaction and the assets acquired and liabilities assumed were recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been recorded as goodwill on the accompanying consolidated balance sheet. The Company allocated assets acquired and liabilities assumed as follows:

Assets Acquired
Cash	$3,295,547
Loans receivable	129,412,540
Goodwill	18,228,018
Other assets	934,967

Fair value of assets acquired	151,871,072

Liabilities Assumed
Other liabilities and accrued expenses	925,407
Note payable	92,801,172
Due to factoring clients	7,400,990

Fair value of liabilities assumed	101,127,569

Purchase price	$50,743,503

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Upon allocating the purchase price to the fair value of assets acquired and liabilities assumed, the book value of intangible assets, consisting of goodwill, increased by $18,228,018. The book value of assets acquired and liabilities assumed approximates fair value.

Acquisition related costs of $804,438, including legal, professional and other expenses, were recorded in the period incurred and not included in the purchase price.

Note 3: Significant Accounting Policies

Significant accounting policies are as follows:

Principles of consolidation: The financial statements include the accounts of NM and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: Fees received for the origination of loans are deferred and amortized into interest income over the contractual lives of the loans and annual fees received for loans are deferred and amortized into interest income over a twelve month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income on loans receivable is recognized using the interest method. Interest and fee income are accrued based on the outstanding loan balance and charged monthly to the loan balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended. Other fee income, which includes wire transfers, field examination charges, late reporting fees and other items charged to borrowers, is recognized as charged.

Cash: The Company maintains its cash balances at several financial institutions which at various times during the year have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation.

Loans and accounts receivable: The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangibles. The loan term is generally two years and management has the intention and ability to hold until maturity or payoff. Provisions for credit losses for loans receivable are charged to operations in amounts sufficient to maintain the allowance for credit losses at an amount considered adequate to cover the estimated losses of principal and accrued interest in the existing loan portfolio. The Company’s charge-off policy is based on a loan-by-loan review for all receivables. Management periodically evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Loans are charged off against the allowance when management determines the loan to be permanently impaired.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded value of the loan to the present value of the loan’s expected future cash flows.

Accounts receivable are stated at cost, net of an allowance for credit losses. The allowance for credit losses is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected.

When the Company determines there is insufficient collateral to support an outstanding loan or accounts receivable balance and believes it is no longer probable that principal and/or interest payments will be

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

collected, the Company will place the loan on non-accrual status. Such non-accrual loans may be restored to accrual status if past due principal and interest are paid in cash, and in management’s judgment, are likely to continue.

Participation funding: The Company enters into participation funding and servicing arrangements with other lending institutions whereby the other institutions pay the Company a processing fee for servicing financing arrangements that the other institutions have entered into with their customers. Under these arrangements, the Company, as the participant, assumes the risk related to their percentage share of the arrangement. The Company pays the lending institutions a pro rata percentage of the fee income earned. The Company incurred fees in the amount of $16,440 for the period from October 20, 2017 to December 31, 2017, in connection with the participation agreements. The arrangements are presented in accounts receivable in the accompanying consolidated balance sheet net of the amount due to the institution.

The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. The participants transfer funds to the Company based upon percentages established in a participation agreement. The Company pays the participants a percentage of the fee income earned less an administration fee for managing the customer balance. The Company incurred fees in the amount of $42,959 for the period from October 20, 2017 to December 31, 2017, in connection with the participation agreements. These transfers meet the criteria for sales treatment due to the fact that the transferred receivables are isolated from the Company, the Company does not maintain effective control of the receivables and the purchasing institution has the right to pledge or exchange the receivables.

Furniture and equipment: Property and equipment acquired in acquisitions is recorded at fair value. Additions are recorded at cost and stated net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, which is generally three to five years for equipment and ten years for furniture and fixtures.

Debt issuance costs: Costs incurred in connection with the placement of the revolving credit facility have been capitalized and are amortized as interest expense over the life of the facility using the effective interest method or straight line method if it approximates the effective interest method.

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred to date.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill arose from the acquisition of the Company on October 20, 2017 (Note 1). The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. If the fair value is less than the carrying value, an impairment loss would be recorded. For the period ended December 31, 2017, there was no impairment.

Income taxes: No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

is more likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

Interest rate risk: Inherent in the Company’s principal business activities is the potential for the Company to assume interest rate risks that result from differences in the maturities and re-pricing characteristics of certain assets and liabilities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2017) through February 19, 2018, which represents the date the financial statements were available to be issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in the financial statements for the period ended December 31, 2017.

Recent Accounting Pronouncement: In May 2014, the Financial Accounting Standards (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes existing revenue recognition guidance. Included in the new principles-based revenue recognition model are changes to the basis for deciding on the timing for revenue recognition. In addition, the standard expands and improves revenue disclosures. In August 2015, FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09. After the deferral, ASU 2014-09 is effective retroactively for annual or interim reporting periods beginning after December 15, 2017, with early adoption permitted for reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact of adopting ASU 2014-09 on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. Among other things, this guidance will eliminate the requirement to disclose fair value of financial instruments measured at amortized cost for non-public entities. This amendment is effective for the Company for fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact the new standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

On August 26, 2016, the FASB issued Accounting Standards Update (ASU) 2016-15, Classification of Certain Cash Receipts and Cash Payments, seeking to eliminate diversity in practice related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under FASB Accounting Standards Codification (FASB ASC) 230, Statement of Cash Flows. The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this accounting standard on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal year 2021, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

Note 4. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3—Unobservable inputs.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair value as of December 31, 2017. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimated the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The Company has determined that the secured loans and note payable are considered level three under the fair value hierarchy described above.

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2017 were as follows:

	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$5,125,517	$5,125,517
Secured loans	151,604,487	151,604,487
Liabilities:
Note Payable	116,046,137	116,046,137

Note 5. Loans and Accounts Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2017 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment.

Changes in the allowance for credit losses for loans receivable and accounts receivable are as follows:

Balance, beginning	$—
Provision for uncollectible finance receivables	100,000

Balance, ending	$100,000

All balances were individually evaluated for impairment.

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

The Company typically classifies all loans as held to maturity. On the Acquisition Date, the acquired loans were recorded at their estimated Acquisition Date fair values. The estimated fair values include consideration of discounted cash flows as well as various other factors including the type of loan and related collateral, estimated future cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates. The fair value of the loans acquired effectively removed the Company’s allowance for loan losses for such acquired loans. Loans funded subsequent to the Acquisition Date are recorded at the amount of unpaid principal, net of unearned fees, discounts and includes an allowance for loan losses.

The Company did not have any loans or accounts receivable that are nonperforming, impaired, modified or past due as of December 31, 2017.

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Note 6. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2017:

Furniture and fixtures	$65,412
Equipment	317,681

383,093
Accumulated depreciation	298,669

$84,424

Depreciation expense was $5,654 for the period from October 20, 2017 to December 31, 2017.

Note 7. Note Payable

The Company has entered into a $135,000,000 credit facility which expires October 20, 2020. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the LIBOR plus an applicable margin, as defined.

The interest rate is 2.87 percent as of December 31, 2017. Outstanding borrowings under the credit facility are generally limited to 85 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other covenants. The balance outstanding under this credit facility was $116,574,345 at December 31, 2017. Note payable as of December 31, 2017 consists of the following:

Outstanding principal balance	$116,574,345
Less: debt issuance costs, net of accumulated amortization of $ 50,693	528,208

$116,046,137

Total interest expense related to note payable was $785,626 for the period from October 20, 2017 to December 31, 2017.

Note 8. Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statement of income. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

Operating lease: The Company rents its office space under non-cancelable operating leases that expire through August 2021. Base rents due under the leases escalate throughout the term of the leases.

NorthMill LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The total minimum rental commitment at December 31, 2017, is due as follows:

Years ending December 31:
2018	$257,571
2019	226,362
2020	193,871
2021	131,278